Exhibit 37

Consent of Bruno Borntraeger

I consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of reference to my name in connection with, and to the use of information derived from, the technical report entitled “Technical Report on Feasibility Study for the Blackwater Project”, dated January 22, 2014, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2014, and I consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 27th day of March, 2015

/s/ Bruno Borntraeger
Name:	Bruno Borntraeger, P.Eng.
Title:	Specialist Engineer/Project Manager Knight Piésold Ltd.